Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Sun Life Financial completes offering of Subordinated Unsecured
     Debentures

     TORONTO, March 31 /CNW/ - Sun Life Financial Inc. (TSX/NYSE:SLF)
announced today the successful completion of a public offering in Canada of
$500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90%
Fixed/Floating Debentures due in 2019. The net proceeds will be used for general corporate purposes, including investments in subsidiaries.
     The debentures were sold under a pricing supplement dated March 26, 2009, issued pursuant to the Company's short form base shelf prospectus and its prospectus supplement dated March 12, 2007, which are available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com.
     The Series 2009-1 Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United
States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

     About Sun Life Financial

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
December 31, 2008, the Sun Life Financial group of companies had total assets under management of $381 billion. For more information please visit
www.sunlife.com.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

     Note to Editors: All figures in Canadian dollars.

     %CIK: 0001097362

     /For further information: Media Relations Contact: Steve Kee, Assistant
Vice-President, Communications, Tel: (416) 979-6237, steve.kee(at)sunlife.com;
Investor Relations Contact: Paul Petrelli, Vice-President, Investor Relations,
Tel: (416) 204-8163, investor.relations(at)sunlife.com/
     (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 10:50e 31-MAR-09